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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Commtouch Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.05 par value per share

(Title of Class of Securities)

M25596103

(CUSIP Number)

C/O Simon Palmer
Maples and Calder
P.O. Box 309 G.T., Ugland House
South Church Street, Grand Cayman
Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

1	Name of Reporting Person: I.R.S. Identification Nos. of above persons Israel Seed IV, L. P. (entities only):
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): NA (See Item 3 below)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Limited partnership organized under the laws of the Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,881,549[1]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 8,881,549*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,881,549*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 18.21%
14	Type of Reporting Person (See Instructions): PN

[1] Based on information received from the Company, represents (i) 2,905,769 Ordinary Shares, of par value NIS 0.05 each currently held of record by Israel Seed IV, L.P., (ii) Series A Preferred Shares, par value NIS 0.05 per share, convertible into 150,000 Ordinary Shares within sixty (60) days of the date hereof and (iii) 5,826,180 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants held by Israel Seed IV, L.P.

* See footnote (1).

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Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D dated January 4, 2005 filed by the undersigned, relating to the Ordinary Shares par value NIS 0.05 per share (“Ordinary Shares”), of Commtouch Software Ltd. (“Commtouch”),a company organized under the laws of the State of Israel, the principal offices of which are located at 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel.

Item 2. Identity and Background.

Israel Seed IV, L. P., is a limited partnership organized under the laws of the Cayman Islands, and its principal executive office is located at 2 Beitar St. Jerusalem. Its general partner is Israel Venture Partners 2000 Limited, a Cayman Company. Its principal business is venture capital investment. In the past five years, neither the limited partnership, nor its general partners have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Sale of Ordinary Shares.

Item 5. Interests in Securities of the Issuer.

(a) As of the date of this Amendment No. 3, Israel Seed IV, L.P. beneficially owns 8,881,549 Ordinary Shares. Of the 8,881,549 Ordinary Shares, (i) 2,905,769 shares are currently held by Israel Seed IV, L.P., (ii) 150,000 represent shares that are convertible from Preferred Shares within sixty (60) days of the date hereof and (iii) 5,826,180 shares may be acquired upon exercise of warrants and additional investment rights within sixty (60) days of the date hereof, which, on the basis of information received from the Company, represents 19.75% of the outstanding Ordinary Shares of Commtouch.

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(b) Israel Seed IV, L.P. has the sole power to vote and dispose of the 2,905,769 outstanding Ordinary Shares and the outstanding Preferred Shares convertible into 150,000 Ordinary Shares within sixty (60) days of the date hereof, in addition to the 5,826,180 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants and additional investment rights held by Israel Seed IV, L.P. (it being clarified that there is no right to vote with respect to any of the warrants until they are exercised).

(c) This Amendment No. 3 is being filed by the undersigned to report the aggregate sale of 747,700 Ordinary Shares by the undersigned.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Unchanged.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2005	Israel Seed IV, L.P. BY: /S/ NEIL COHEN —————————————— Neil Cohen Director

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